                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                        Under the Securities Act of 1934

                                VISTA GOLD CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   927926 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Rick Rule
                        Global Resource Investments, Ltd.
                               7770 El Camino Real
                               Carlsbad, CA 92009
                      Tel.: 760-943-3939 Fax: 760-943-3938
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 1, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


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CUSIP No. 927926 10 5                                                Page 2 of 5
          -----------


                                  SCHEDULE 13D

---------- ----------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON                                            RICK RULE
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

---------- ----------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                              (a) __X__
                                                                                              (b) _____
---------- ----------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- ----------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                                                                                                      AF

---------- ----------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                      ---
---------- ----------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                  U.S.A.

----------------------- -------- ------------------------------------------------------------------------
      NUMBER OF         7        SOLE VOTING POWER
        SHARES                                                                                 1,600,000
                        -------- ------------------------------------------------------------------------
     BENEFICIALLY       8        SHARED VOTING POWER
       OWNED BY                                                20,000,000
                        -------- ------------------------------------------------------------------------
         EACH           9        SOLE DISPOSITIVE POWER
      REPORTING                                                                                1,600,000
                        -------- ------------------------------------------------------------------------
        PERSON          10       SHARED DISPOSITIVE POWER
         WITH                                                  20,000,000
---------- ----------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Common Shares                                                                 21,600,000

---------- ----------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                     ---

---------- ----------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                   19.2%

---------- ----------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                                                                                                      IN
---------- ----------------------------------------------------------------------------------------------


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CUSIP No. 927926 10 5                                                Page 3 of 5
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                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

        Class of Securities:            Common Shares without par value

        Name of Issuer:                 VISTA GOLD CORP.
        Address of Issuer:              7961 Shaffer Parkway, Suite 5
                                        Littleton, Colorado 80127
                                        Tel.: 720-981-1185   Fax: 720-981-1186

ITEM 2. IDENTITY AND BACKGROUND

     (a) NAME:

     This Statement is filed by Rick Rule (the "Reporting Person"), as the indirect beneficial owner of 21,600,000 Common Shares without par value of the Issuer.

     (b) RESIDENCE OR BUSINESS ADDRESS:

     The principal business address of the Reporting Person is c/o Global Resource Investments, Ltd., 7770 El Camino Real, Carlsbad, CA 92009.

     (c) PRINCIPAL BUSINESS OR OCCUPATION:

     The principal occupation of the Reporting Person is Chief Executive Officer of Global Resource Investments, Ltd. ("GRIL"), a registered broker/dealer.

     (d) Not applicable

     (e) Not applicable

     (f) Citizenship:

     The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          20,000,000 Common Shares of the Issuer were purchased by Stockscape.com Technologies, Inc. ("Stockscape") out of Stockscape's working capital. The Reporting Person owns approximately 37% of the outstanding capital stock of Stockscape.

          1,600,000 Common Shares of the Issuer were received by GRIL as sales commission in connection with the Issuer's private placement that closed on February 1, 2002.

          No funds were borrowed for the purpose of acquiring the Issuer's stock.


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CUSIP No. 927926 10 5                                                Page 4 of 5
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                                  SCHEDULE 13D

ITEM 4. PURPOSE OF TRANSACTION

     Stockscape purchased the 20,000,000 Common Shares of the Issuer solely for investment purposes.

     (a) Stockscape purchased the 20,000,000 Common Shares of the Issuer in a private placement that closed a first tranche on February 1, 2002. In this private placement, Stockscape purchased 20,000,000 units of the Issuer priced at US $0.0513 per unit (the "Units") for a total of US $1.026 million. Each Unit consisted of one Common Share of the Issuer and a warrant to purchase one Common Share of the Issuer at an exercise price of US $0.075 for a period of five years (the "Warrants"). The Warrants will only be exercisable following shareholder approval which will be sought by the Issuer at its next Annual General Meeting in April 2002. Assuming such shareholder approval is obtained, Stockscape will be entitled to purchase an additional 20,000,000 Common Shares upon exercise of the Warrants.

     (d) The Board of Directors of the Issuer currently consists of four (4) directors. The Board will be increased to five (5) members and Stockscape will be entitled to appoint one director to the enlarged Board.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate number of securities                21,600,000 Common Shares

          Percentage of class of securities:            19.2(1)%

     (b)  Sole voting power:                            1,600,000
          Shared voting power:                                  20,000,000
          Sole dispositive power:                       1,600,000
          Shared dispositive power:                             20,000,000

     (c) See Item 4(a) above for a description of the private placement in which Stockscape purchased 20,000,000 Common Shares of the Issuer. GRIL received 1.6 million Units as a placement agent fee in the private placement.

     (d) The Reporting Person owns approximately 37% of the outstanding capital stock of Stockscape. The Common Shares of Stockscape, a Canadian corporation, are quoted on the OTCBB. There are no holders of five percent or more of the Common Shares of Stockscape other than the Reporting Person. For purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person disclaims beneficial ownership of the Common Shares except to the extent of his ownership interest in Stockscape.


------------------
(1) Based on 90,715,040 Common Shares of the Issuer outstanding on November 5, 2001.


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CUSIP No. 927926 10 5                                                Page 5 of 5
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                                  SCHEDULE 13D


     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Not applicable.


DISCLAIMER OF BENEFICIAL OWNERSHIP


        See Item 5(d).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 8, 2002                     /s/ Rick Rule
                                              --------------------------------
                                              Rick Rule